SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                          JLK DIRECT DISTRIBUTION INC.
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                                (Name of Issuer)

                      Class A Common Stock, par value $.01
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                         (Title of Class of Securities)

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                                    46621C105
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                                 (CUSIP Number)

                                                   with a copy to:
Alexander J. Roepers                               Allen B. Levithan
Atlantic Investment Management, Inc.               LOWENSTEIN SANDLER PC
750 Lexington Avenue                               65 Livingston Avenue
New York, New York  10022                          Roseland, New Jersey  07068
(212) 688-6644                                     (973) 597-2500

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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                               September 20, 1999
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               CUSIP NO. 46621C105

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1)  Names  of  Reporting  Persons  I.R.S. Identification  Nos. of Above Persons
    (entities only):

                  Atlantic Investment Management, Inc.

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2)  Check the Appropriate Box if a Member of a Group (See Instructions):

                  (a)              (b)

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3)  SEC Use Only

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4)  Source of Funds (See Instructions):OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e):
                                  Not Applicable

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6)  Citizenship or Place of Organization:  Delaware

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    Number of                        7)    Sole Voting Power:           335,700*
                                     -------------------------------------------
    Shares Beneficially              8)    Shared Voting Power:               0
                                     -------------------------------------------
    Owned by
    Each Reporting                   9)    Sole Dispositive Power:      335,700*
                                     -------------------------------------------
    Person   With:                  10)    Shared Dispositive Power:          0
                                     -------------------------------------------

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                335,700*

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12)  Check if the Aggregate Amount in Row (11)  Excludes     Certain Shares (See
      Instructions):
                                 Not Applicable

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13)  Percent of Class Represented by Amount in Row (11):

                7.9%*

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14)  Type of Reporting Person (See Instructions):  IA

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* Includes:  (i) 146,625 shares (3.4%) of the Issuer's Class A Common Stock, par value $.01 per share ("Shares"), beneficially owned AJR International (BVI), Inc., a British Virgin Islands company, (ii) 42,035 Shares (1.0%) beneficially owned by Quest Capital Partners, L.P., a Delaware limited partnership, and (iii) 147,040 Shares (3.4%) held in two managed accounts ("Managed Accounts"). The Reporting Person, serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 1.  Security and Issuer

         Atlantic Investment Management, Inc., a Delaware corporation (the "Reporting Person"), hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on November 20, 1998, as amended, with respect to the Class A Common Stock, par value $.01 per share (the "Shares"), of JLK Direct Distribution Inc. (the "Issuer"). The Issuer has its principal executive offices located at 1600 Technology Way, P.O. Box 231, Latrobe, Pennsylvania 15650.

Item 2.  Identity and Background

         (a) This statement is filed by the Reporting Person, with respect to 335,700 Shares over which the Reporting Person has sole dispositive and voting power by reason of serving as the investment advisor to (i) AJR International
(BVI) Inc., a British Virgin Islands company ("AJR"), (ii) Quest Capital Partners, L.P., a Delaware limited partnership ("Quest") and (iii) the Managed Accounts. Mr. Alexander J. Roepers serves as the president and sole shareholder of the Reporting Person and the general partner of Quest.

         (b) The business address of both the Reporting Person and Mr. Roepers is 750 Lexington Avenue, 16th Floor, New York, New York 10022.

         (c) The principal business of the Reporting Person is that of an investment advisor engaging in the purchase and sale of securities for investment with the objective of capital appreciation on behalf of AJR, Quest, the Managed Accounts and two other equity funds, Cambrian Fund (BVI), Ltd. and Cambrian Partners, L.P. The principal occupation of Mr. Roepers is serving as the president and managing officer of the Reporting Person.

         (d) Neither the Reporting  Person nor Mr. Roepers has,  during the past
five  years,  been  convicted  in  a  criminal  proceeding   (excluding  traffic
violations or similar misdemeanors).

         (e) Neither the Reporting Person nor Mr. Roepers has, during the past five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Roepers is a citizen of The Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration

         The Shares purchased by the Reporting Person on behalf of AJR, Quest and the Managed Accounts were purchased with the investment capital of such entities. The aggregate amount of funds used in making the purchases reported on this Amendment No. 3 to Schedule 13D was approximately $50,900.

Item 4.  Purpose of Transaction

         The Reporting Person acquired, on behalf of AJR, Quest and the Managed Accounts, and continues to hold the Shares reported herein for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

         The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Quest and the Managed Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the

Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

         In its capacity as a shareholder, the Reporting Person has in the past and will continue in the future to have active discussions with the management of both the Issuer and the Issuer's largest shareholder, Kennametal Inc. ("Kennametal"), with respect to (i) the strategic direction of the Issuer and actions which might be taken by the management of either the Issuer or Kennametal to maximize shareholder value of the Issuer and (ii) improving the Issuer's investor relations. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence. The Reporting Person is also one of the largest institutional shareholders of Kennametal.

         The Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on February 12, 1999, there were issued and outstanding 4,273,310 Shares as of February 1, 1999.

         (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Quest and the Managed Accounts, pursuant to which the Reporting Person has investment authority with respect to the securities held by each entity or in each account. This authority includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities. Accordingly, the Reporting Person is deemed the beneficial owner of 335,700 Shares or 7.9% of the outstanding Shares.

         (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Quest and the Managed Accounts, in the Shares during the past 60 days:

Date                  Quantity             Price            Type of Transaction

7/30/99                1,000               $9.75            Open Market Purchase

8/31/99                5,000                8.23            Open Market Purchase



         Except for the transactions listed above, neither the Reporting Person, nor any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, has traded Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable

Item 7.  Material to be filed as exhibits

                 Exhibit 1 - Letter from Atlantic Investment  Management,  Inc.
                             to Kennametal Inc. dated September 20, 1999.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          September 20, 1999


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                              Alexander J. Roepers, President




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Exhibit 1

                         ATLANTIC INVESTMENT MANAGEMENT
                                  INCORPORATED



September 20, 1999

Markos I. Tambakeras
President and CEO
Kennametal Inc.
P.O. Box 231
Latrobe, PA 15650-0231


Dear Markos:

         Pursuant to my letter of July 12th to you and our subsequent discussions, I am writing you to reiterate our strong belief that Kennametal ("KMT") should acquire the Class A shares of its 82%-owned JLK Direct Distribution ("JLK").

         Taking JLK private is a non-operational issue with numerous benefits for both firms and their respective shareholders, which should therefore be implemented without delay.

         With a float of only 4.27 million shares at $8.25, JLK's A shares have a paltry $35 mln. market value. The shares are down almost 80% from their 1998 high of $39 and trading in the shares has dried up to a few thousand shares per day. Analysts have lost interest in this stub equity and JLK's investor relations effort has been virtually non-existent. We believe the main reason for JLK to be public, i.e. to unlock underlying value embedded in KMT, is long gone. In fact, JLK shares are now more of a drag on KMT's further shareholder value enhancement.

         As you know, we own over 7% of JLK's Class A shares and control about 3% of KMT's shares. As such, our investment in KMT shares is much larger than our stake in JLK. Clearly, we will only support a transaction to resolve the JLK Class A shareholder predicament, which would also be beneficial to KMT shareholders.

         Assuming a 50% premium over the current JLK share price, a cash deal would be accretive to KMT's EPS by 6 cents. A stock-for-stock deal would be close to neutral for KMT's EPS. In our calculations, we assumed a modest $500K in SG&A savings (no more annual reports, SEC filings, board meetings, etc.) and a 15-year goodwill amortization period.

         Clearly, in addition to being a favorable deal for KMT shareholders, JLK shareholders would be pleased to receive a substantial premium over the recent trading range. In the stock-for-stock deal, JLK shareholders would get the liquidity that KMT shares (average daily trading volume of 200,000 shares) offer vis-a-vis JLK Class A shares. KMT shareholders benefit further from the increased market capitalization of KMT (as a result of the larger number of shares outstanding) and the resulting increase in its trading volumes.

         Furthermore, we believe this transaction would have a number of important qualitative benefits to KMT management and shareholders, namely:

         (i) JLK management can now fully focus on its operational duties and objectives, without the distraction of dealing with investors and analysts, producing annual reports, SEC filings, etc.
         (ii) KMT management will also face less distraction as JLK is again 100%-owned, resolving numerous actual or potential areas of conflict in allocation of expenses, sales, references, customers, etc.
         (iii) The transaction removes one set of disgruntled shareholders, while being a net positive to KMT shareholders.

         It is clear to us that this proposed transaction is a win-win situation for shareholders and management of both JLK and KMT. I strongly urge you, the KMT and JLK Board of Directors to act promptly on this proposal.

         We have filed this letter as an exhibit to our 13D amendment.

         Sincerely,

         /s/ Alexander J. Roepers
         Alexander J. Roepers
         President